Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 1, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 31, 2005, entitled “VODAFONE COMPLETES ACQUISITION OF CONTROL OF MOBIFON IN ROMANIA AND OSKAR IN THE CZECH REPUBLIC”.

31 May 2005

VODAFONE COMPLETES ACQUISITION OF CONTROL OF MOBIFON IN ROMANIA
AND OSKAR IN THE CZECH REPUBLIC

Vodafone Group Plc today announces that its wholly-owned subsidiary Vodafone International Holdings B.V. has completed the acquisition of approximately:

•	79% of the share capital of MobiFon S.A. in Romania to increase Vodafone and its subsidiaries’ ownership in MobiFon S.A. to approximately 99%; and,
•	100% of the share capital of Oskar Mobil a.s. in the Czech Republic

- ends -

For further information:

Vodafone Group Plc
Simon Lewis, Group Corporate Affairs Director
Tel: +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: June 1, 2005	By:	/s/ Erik de Rijk
	Name:	Erik de Rijk
	Title:	Director